Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Unaudited Second Quarter 2020 Earnings

Macau, Thursday, August 20, 2020 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the second quarter of 2020.

Total operating revenues for the second quarter of 2020 were negative US$12.5 million, as compared to total operating revenues of US$149.7 million in the second quarter of 2019. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues as a result of the COVID-19 pandemic, which resulted in a significant decline in inbound tourism in the second quarter of 2020.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$6.7 million and US$361.8 million for the second quarters of 2020 and 2019, respectively.

Studio City’s rolling chip volume was US$0.23 billion for the second quarter of 2020 versus US$3.10 billion in the second quarter of 2019. The rolling chip win rate was 0.17% in the second quarter of 2020 versus 2.76% in the second quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$20.1 million in the second quarter of 2020 compared with US$877.0 million in the second quarter of 2019. The mass market table games hold percentage was 22.2% in the second quarter of 2020 compared to 29.2% in the second quarter of 2019.

Gaming machine handle for the second quarter of 2020 was US$67.6 million, compared with US$630.9 million in the second quarter of 2019. The gaming machine win rate was 2.7% in the second quarter of 2020 compared to 3.2% in the second quarter of 2019.

Total gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$34.7 million and US$260.7 million in the second quarters of 2020 and 2019, respectively.

Revenues from the provision of gaming related services were negative US$28.0 million for the second quarter of 2020, compared with revenues from the provision of gaming related services of US$101.1 million for the second quarter of 2019. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues at Studio City for the second quarter of 2020 were US$15.4 million, compared with US$48.6 million for the second quarter of 2019.

Operating loss for the second quarter of 2020 was US$92.7 million, compared with operating income of US$29.7 million in the second quarter of 2019.

Studio City generated negative Adjusted EBITDA(1) of US$51.1 million in the second quarter of 2020, as compared to Adjusted EBITDA of US$82.5 million in the second quarter of 2019. The year-over-year decrease in Adjusted EBITDA was mainly attributable to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the second quarter of 2020 was US$91.0 million, compared with US$4.4 million in the second quarter of 2019. The net loss attributable to participation interest during the second quarters of 2020 and 2019 were US$27.3 million and US$1.3 million, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2020 were US$25.6 million, which mainly included interest expenses, net of amounts capitalized, of US$25.3 million.

Depreciation and amortization costs of US$41.8 million were recorded in the second quarter of 2020, of which US$0.8 million was related to the amortization expense for the land use right.

The negative Adjusted EBITDA for Studio City for the three months ended June 30, 2020 referred to in Melco’s earnings release dated August 20, 2020 (“Melco’s earnings release”) is US$8.7 million less than the negative Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2020 aggregated to US$202.9 million (December 31, 2019: US$327.2 million), including US$15.8 million of restricted cash (December 31, 2019: US$27.9 million). Total debt, net of unamortized deferred financing costs at the end of the second quarter of 2020, was US$1.44 billion (December 31, 2019: US$1.44 billion).

Capital expenditures for the second quarter of 2020 were US$43.1 million.

Subsequent Events

Studio City Finance Limited, a wholly-owned subsidiary of the Company, issued US$500 million aggregate principal amount of 6.00% senior notes due 2025 and US$500 million aggregate principal amount of 6.50% senior notes due 2028 in July. In August, the Company also completed a series of private offers of its Class A ordinary shares and American depositary shares to certain existing shareholders and holders of its American depositary shares, including Melco, which resulted in gross proceeds to the Company of approximately US$500 million.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the third quarter of 2020.

Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to a mandatory quarantine. On August 12, 2020, the Chinese authorities resumed the issuance of IVS visas for Zhuhai residents. According to the National Immigration Administration, issuance of IVS visas for Guangdong residents will resume on August 26, 2020, while the nationwide resumption of IVS visa issuance will commence on September 23, 2020. Despite these developments, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau. Additionally, health-related precautionary measures remain in place at our property, which could continue to impact visitation and customer spending. Furthermore, we continue to monitor the impact of COVID-19 on the construction of Studio City Phase 2. Prior to the COVID-19 outbreak, we estimated a construction period of approximately 32 months for Phase 2. With the disruptions from the COVID-19 outbreak, the construction period has been delayed and is expected to extend beyond the estimated 32 months and the current development period.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the recent global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to net income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating revenues:
Provision of gaming related services	$(27,958)	$101,145	$(22,452)	$191,536
Rooms	1,104	20,990	9,763	41,950
Food and beverage	2,818	17,277	11,017	34,790
Entertainment	23	3,911	891	10,083
Services fee	6,337	10,326	15,094	19,378
Mall	4,965	(4,456)	9,492	1,926
Retail and other	201	517	758	1,150

Total operating revenues	(12,510)	149,710	24,563	300,813

Operating costs and expenses:
Provision of gaming related services	(5,911)	(5,852)	(11,564)	(11,634)
Rooms	(1,925)	(5,095)	(6,339)	(10,733)
Food and beverage	(5,600)	(14,302)	(16,105)	(29,326)
Entertainment	(776)	(6,453)	(1,994)	(13,220)
Mall	(994)	(2,273)	(2,547)	(5,007)
Retail and other	(276)	(412)	(641)	(902)
General and administrative	(23,085)	(32,819)	(54,606)	(63,259)
Pre-opening costs	(28)	(60)	(56)	(2,549)
Amortization of land use right	(833)	(825)	(1,665)	(1,648)
Depreciation and amortization	(40,929)	(43,762)	(80,889)	(86,077)
Property charges and other	204	(8,196)	(4,201)	(8,325)

Total operating costs and expenses	(80,153)	(120,049)	(180,607)	(232,680)

Operating (loss) income	(92,663)	29,661	(156,044)	68,133

Non-operating income (expenses):
Interest income	361	457	752	1,961
Interest expenses, net of amounts capitalized	(25,320)	(33,354)	(51,099)	(67,408)
Loan commitment fees	(105)	(104)	(209)	(207)
Foreign exchange losses, net	(402)	(2,214)	(3,804)	(1,301)
Other (expenses) income, net	(89)	(88)	(177)	605
Loss on extinguishment of debt	—	—	—	(2,995)
Costs associated with debt modification	—	—	—	(579)

Total non-operating expenses, net	(25,555)	(35,303)	(54,537)	(69,924)

Loss before income tax	(118,218)	(5,642)	(210,581)	(1,791)
Income tax (expense) credit	(68)	(77)	142	(143)

Net loss	(118,286)	(5,719)	(210,439)	(1,934)
Net loss attributable to participation interest	27,288	1,320	48,547	447

Net loss attributable to Studio City International Holdings Limited	$(90,998)	$(4,399)	$(161,892)	$(1,487)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.376)	$(0.018)	$(0.669)	$(0.006)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(1.505)	$(0.073)	$(2.678)	$(0.025)

Weight average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	241,818,016	241,818,016	241,818,016	241,818,016

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2020	December 31, 2019
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$187,127	$299,367
Restricted cash	15,633	27,735
Accounts receivable, net	74	1,397
Amounts due from affiliated companies	231	61,990
Inventories	9,749	9,763
Prepaid expenses and other current assets	13,842	14,188

Total current assets	226,656	414,440

Property and equipment, net	2,127,670	2,107,457
Long-term prepayments, deposits and other assets	47,336	57,087
Restricted cash	131	130
Operating lease right-of-use assets	17,469	14,238
Land use right, net	117,808	118,888

Total assets	$2,537,070	$2,712,240

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST

Current liabilities:
Accounts payable	$1,312	$3,337
Accrued expenses and other current liabilities	84,797	82,553
Income tax payable	33	33
Amounts due to affiliated companies	24,766	14,248

Total current liabilities	110,908	100,171

Long-term debt, net	1,437,688	1,435,088
Other long-term liabilities	5,881	3,149
Deferred tax liabilities, net	1,318	1,453
Operating lease liabilities, non-current	16,698	13,720

Total liabilities	1,572,493	1,553,581

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 241,818,016 shares issued and outstanding	24	24
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	1,655,602	1,655,602
Accumulated other comprehensive income	12,852	269
Accumulated losses	(926,426)	(764,534)

Total shareholders’ equity	742,059	891,368

Participation interest	222,518	267,291

Total shareholders’ equity and participation interest	964,577	1,158,659

Total liabilities, shareholders’ equity and participation interest	$2,537,070	$2,712,240

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net (Loss) Income Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss attributable to Studio City International Holdings Limited	$(90,998)	$(4,399)	$(161,892)	$(1,487)
Pre-opening costs	28	60	56	2,549
Property charges and other	(204)	8,196	4,201	8,325
Loss on extinguishment of debt	—	—	—	2,995
Costs associated with debt modification	—	—	—	579
Participation interest impact on adjustments	41	(1,905)	(982)	(3,333)

Adjusted net (loss) income attributable to Studio City International Holdings Limited	$(91,133)	$1,952	$(158,617)	$9,628

Adjusted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.377)	$0.008	$(0.656)	$0.040

Adjusted net (loss) income attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(1.507)	$0.032	$(2.624)	$0.159

Weighted average Class A ordinary shares outstanding used in adjusted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	241,818,016	241,818,016	241,818,016	241,818,016

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating (loss) income	$(92,663)	$29,661	$(156,044)	$68,133
Pre-opening costs	28	60	56	2,549
Depreciation and amortization	41,762	44,587	82,554	87,725
Property charges and other	(204)	8,196	4,201	8,325

Adjusted EBITDA	$(51,077)	$82,504	$(69,233)	$166,732

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss attributable to Studio City International Holdings Limited	$(90,998)	$(4,399)	$(161,892)	$(1,487)
Net loss attributable to participation interest	(27,288)	(1,320)	(48,547)	(447)

Net loss	(118,286)	(5,719)	(210,439)	(1,934)
Income tax expense (credit)	68	77	(142)	143
Interest and other non-operating expenses, net	25,555	35,303	54,537	69,924
Property charges and other	(204)	8,196	4,201	8,325
Depreciation and amortization	41,762	44,587	82,554	87,725
Pre-opening costs	28	60	56	2,549

Adjusted EBITDA	$(51,077)	$82,504	$(69,233)	$166,732

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Room Statistics(3):
Average daily rate (4)	$160	$132	$139	$133
Occupancy per available room	5%	100%	24%	100%
Revenue per available room (5)	$8	$132	$34	$133

Other Information(6):
Average number of table games	291	293	273	293
Average number of gaming machines	419	985	570	980
Table games win per unit per day (7)	$183	$12,812	$3,086	$12,660
Gaming machines win per unit per day (8)	$48	$225	$124	$218

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members during the three and six months ended June 30, 2020 due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)

Table games and gaming machines that were not in operation during the three and six months ended June 30, 2020 due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded

(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis